[redacted]

10029200

SEC Mail Processing Section

MAR 08 2010

Washington, DC
110

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66978

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Plan B Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4444 Riverside Drive, Suite 105
(No. and Street)

Burbank	CA	91505
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martin P. O'Malley, Jr. — 818-859-7300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Martin P. O'Malley, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Plan B Investments, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

STATE OF CALIFORNIA
COUNTY OF Los Angeles

SUBSCRIBED AND SWORN TO (OR AFFIRMED) BEFORE ME ON THIS 25th DAY OF February, 20 10, BY Martin P. O'Malley Jr., PROVED TO ME ON THE BASIS OF SATISFACTORY EVIDENCE TO BE THE PERSON(S) WHO APPEARED BEFORE ME.

Notary Public

Signature

President

Title

PABLO MENA
COMM. #1838926
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires February 28, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2009

PLAN B INVESTMENTS, INC.

CONTENTS

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Plan B Investments, Inc.
Burbank, California

I have audited the accompanying statement of financial condition of Plan B Investments, Inc. as of December 31, 2009 and related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Plan B Investments, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Plan B Investments, Inc. as of December 31, 2009 and the results of its operations, shareholder's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Yafeh, CPA

Los Angeles, California
February 10, 2010

PLAN B INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

Assets

Cash	$ 37,030
Accounts receivable	24,874
Deposit	2,111
Total Assets	$ 64,015

Liabilities and Shareholder's Equity

Liabilities	
Accounts payable	$ 5,571
Total liabilities	5,571
Shareholder's equity	
Common stock -authorized, issued and outstanding 1,000 shares without value per share	25,000
Retained earnings	33,444
Total shareholder's equity	58,444
Total liabilities and shareholder's equity	$ 64,015

See Accompanying Notes to Financial Statements

PLAN B INVESTMENTS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues	
Commission income	$ 57,667
RIA income	82,478
Interest income	84
Total revenue	140,229
Expenses – Page 12	121,018
Net income before income tax provision	19,211
Income tax provision	800
Net Income	$ 18,411

See Accompanying Notes to Financial Statements

PLAN B INVESTMENTS, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total Equity
Balance, December 31, 2008	$25,000	$ 0	$ 21,033	$ 46,033
Net Income			18,411	18,411
Distribution			(6,000)	(6,000)
Balance, December 31, 2009	$25,000	$ 0	$ 33,444	$ 58,444

See Accompanying Notes to Financial Statements

PLAN B INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:	
Net income	$ 18,411
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	
Depreciation	0
Accounts receivable	(16,476)
Accounts payable and accrued expenses	(1,319)
Net cash provided by operating activities	616
Cash flows from investing activities:	0
Cash flows from financing activities:	
Distribution	(6,000)
Net cash used by financing activities	(6,000)
Net decrease in cash	(5,384)
Cash at beginning of year	42,414
Cash at end of year	$ 37,030
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Income taxes	$ 800
Interest income	$ 84

See Accompanying Notes to Financial Statements

NOTE 1 – GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Plan B investments, Inc. (the "Company") was incorporated in the State of California on September 23, 2004. On October 28, 2005, the Company became a registered broker-dealer in securities under the Securities Exchange Act of 1934, as amended, to provide investment advisory services, and to sell mutual funds, and variable annuities.

The Company became registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The NASD and NYSE Member Regulation consolidated in 2007 for form the Financial Industry Regulatory Agency ("FINRA"). The Company is headquartered in Burbank, California.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Accounts receivable is stated at face value with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probably uncollectible accounts are immaterial.

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture and equipment are depreciated over their estimated useful lives of five (5) years. The Company uses the double declining method of depreciation.

Advertising costs are expensed as incurred. For the period ended December 31, 2009, the company charged $4,212 to other operating expenses for advertising costs.

NOTE 1 – GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company, with the consent of its Stockholders, has elected to be an S Corporation and accordingly has its income taxed under Section 1362 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the Stockholders are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum Franchise Fee of $800.

The Company has elected to report the statement of changes in stockholders' equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

NOTE 2 – FURNITURE AND EQUIPMENT, NET

Furniture and equipment are recorded at cost and summarized by major classification as follows:

		Depreciable Life Years
Furniture & fixtures	$ 5,667	5
Equipment	5,000	5
Subtotal	10,667	
Less: accumulated depreciation	(10,667)	
Furniture & equipment, net	$ 0	

NOTE 3 – INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided. The Company paid $800 for the California Franchise Tax.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into a new lease agreement for office space on August 12, 2009. The agreement commenced on October 1, 2009, and expires September 30, 2012. The agreement stipulates a yearly increase every January of a maximum of 5%.

Future minimum lease payments under the lease are as follows:

	Amount
2010	27,500
2011 and thereafter	--
Total	$27,500

Total rent expense for year 2009 was $27,699.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. See Page 9 for the calculation of net capital.

NOTE 7 - SIPC SUPPLEMENTARY REPORT REQUIREMENT

During the year ended December 31, 2009, SIPC raised its member's assessment to 0.0025 of each member's securities business total revenue. The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal years ending December 31, 2009 because the Company's SIPC Net Operating Revenues are under $500,000.

PLAN B INVESTMENTS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2009

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 58,444
Less: Nonallowable assets (page 10)	2,111
Net Capital	$ 56,333
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness- 6-2/3% of net aggregate indebtedness	$ 372
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess Capital	$ 51,333
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 55,776
Computation of Aggregate Indebtedness	
Total liabilities	$ 5,571
Percentage of aggregate indebtedness to net capital	10%
Percentage of debt to debt-equity to total computed in accordance with Rule 15c 3-1(d)	NA
Reconciliation	
Unaudited net capital	$ 57,467
Income over stated	(7,268)
Expenses over stated	6,134
Audited Net Capital	$ 56,333

See Accompanying Notes to Financial Statements

PLAN B INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2009

Nonallowable Assets:

Deposit	$ 2,111
Total	$ 2,111

See Accompanying Notes to Financial Statements

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

INDEPENDENT AUDITOR'S REPORT ON SCHEDULE II OPERATING EXPENSES

Board of Directors
Plan B Investments, Inc.
Burbank, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended December 31, 2009 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Joseph Yafeh, CPA

Los Angeles, California
February 10, 2010

PLAN B INVESTMENTS, INC.
SCHEDULE II
OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2009

Operating Expenses	
Advertising/Promotions	$ 4,212
Auto Expense	6,903
Bank Service Charges	90
Consulting Fees	4,884
Dues and Subscriptions	749
Insurance	4,249
Leased Equipment	921
License & Permits	925
Office Supplies & Expenses	6,331
Payroll Expense	39,500
Payroll Tax Expense	3,512
Postage & Delivery	2,006
Professional Fees	5,243
Regulatory Fees	(1,470)
Rent	27,699
Telephone	5,957
Travel & Entertainment	6,270
Miscellaneous	3,037
Total Operating Expenses	$ 121,018

See Accompanying Notes to Financial Statements

PLAN B INVESTMENTS, INC.
Schedule III – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2009

A computation of reserve requirement is not applicable to Plan B Investments, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

PLAN B INVESTMENTS, INC.
Schedule IV – Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2009

Information relating to possession or control requirements is not applicable to Plan B Investments, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

See independent auditor's report.

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Part II

REPORT OF INDEPENDENT AUDITOR
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Board of Directors
Plan B Investments, Inc.
Burbank, California

In planning and performing my audit of the financial statements and supplemental schedules of Plan B Investments, Inc. (the "Company") for the year ended December 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Board of Directors
Plan B Investments, Inc.
Burbank, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 10, 2010